United States

Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2023

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F ☐ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers during the month ended on November 30, 2023.

Company: PETROLEO BRASILEIRO S.A. - PETROBRAS
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				56.405.209	1.007%	0.4324%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price	Volume (R$)
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/10/2023	1.820.100	34,7453	63.240.095,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/13/2023	216.400	34,9144	7.555.492,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/14/2023	1.046.800	35,672	37.341.480,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/16/2023	3.200.300	35,8149	114.618.432,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/17/2023	222.300	35,9381	7.989.041,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/20/2023	2.979.300	36,7876	109.601.494,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/22/2023	1.564.300	34,604	54.131.047,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/23/2023	744.500	35,0502	26.094.922,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	11/24/2023	2.394.100	35,1577	84.171.088,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A	Buy	11/29/2023	1.696.100	35,2844	59.846.001,00
Shares	PETR4	J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A.	Buy	11/30/2023	1.595.700	35,5919	56.794.072,00
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				73.885.109	1.319%	0.5664%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A–PETROBRAS (Registrant)

By       Diretor Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

Date: December 11, 2023